FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc. (the “Company”)
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

The material change was announced on January 14, 2008.

Item 3.	News Release:

A news release announcing the material change was issued on January 14, 2008 for Canadian and U.S. distribution through PrimeNewswire.

Item 4.	Summary of Material Change:

Ms. Donna Louis re-assumed her position as Chief Financial Officer of the Company, replacing Don Haliburton, who is no longer with the Company.

Item 5.	Full Description of Material Change:

See news release dated January 14, 2008.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

January 14, 2008